Room 4561
Via fax (816) 435-8630

June 15, 2007

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

   Re: **DST Systems, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 1, 2006
     File no. 1-14036

Dear Mr. McDonnell:

   We have reviewed your response letter dated May 10, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1. We note your response to prior comment 2 where you indicate that while the Company determined that continuing revenues of EquiServe and the Innovis Entities were significant to the annual revenues of these disposed entities for purposes of the discontinued operations test, the Company also determined that the continuing revenues were not significant to the consolidated revenues of the Company and accordingly you concluded that separate disclosures in MD&A of

the continuing revenues was not considered necessary. Please provide the amount of continuing revenues and revenues earned prior to disposal for each of the entities (EquiServe and Innovis) that were used in your EITF 03-13 analysis and provide an explanation as to the source of the continuing revenues. Furthermore, if the Company believes that the continuing revenues did not cause any significant variance or trend issues that warranted discussion in MD&A then please explain why your disclosures place a significant emphasis on the negative impact on the Company's revenues as a result of these disposals.

2.   We note your response to comment 2 where you indicate that the largest cost associated with providing the Company's financial processing services is compensation and benefits. Supplementally provide a breakdown of the $699.7 million, $977.2 and $905.4 million of financial services costs and expenses for the years ended December 31, 2006, 2005 and 2004, respectively. Include in your analysis costs attributable to out-of-pocket reimbursements, compensation and benefits, research and development, marketing and selling, general and administrative or any other category you believe would apply to this segment. Also, we note your disclosures on page 64 where you indicate that the $277.5 million decrease in cost and expenses for fiscal 2006 compared to fiscal 2005 was primarily attributable to the absence of costs from EquiServe and lock\line. Please quantify the costs attributable to these entities that contributed to the overall decrease in your financial services cost and expenses. You also attribute a portion of the decrease to a reduction of $4.3 million of expenses related to the settlement of outstanding state sales and use tax matters, which was partially offset by $4.8 million of integration costs associated with the Amisys acquisition. Considering that a significant portion of your costs and expenses are comprised of personnel related costs, please explain why your MD&A does not include any discussion of the changes in such costs and the reasons for such changes. Similarly, you indicate that the $71.8 increase in costs and expenses for fiscal 2005 compared to fiscal 2004 was primarily attributable to approximately $8.3 million in transaction costs incurred in connection with the lock\line merger as well as several other factors, which you did not quantify. Please quantify these other factors and also explain why you do not provide a more robust discussion of your most significant cost (personnel related costs) and its impact of your results of operations.

3.   Similarly, we not your response to comment 2 where you indicate that personnel related costs are the single largest component of the Output Solutions Segment's total costs and expenses. Please provide a breakdown of the $1,116.4 million, $1,047.9 million and $975.3 million of output solutions costs amongst compensation and benefits, print services, out-of-pocket reimbursements, research and development or any other category you believe might apply to this segment. Furthermore, your disclosures on page 65 indicate that the increase in Output Solutions costs and expenses was related to higher OOP costs, the cost of certain paper stock previously provided directly by customers, higher personnel costs,

higher material and equipment costs associated with increased volumes and costs associated with the implementation of new proprietary printing and implementation technologies. Please quantify each of the factors noted that contributed to the change in the Company's cost and expenses for both fiscal 2006 compared to fiscal 2005 and fiscal 2005 compared to fiscal 2004. In addition, expand your discussion to include the reasons for the increase in such costs. For instance, where you indicate that personnel costs increased due to higher costs associated with increased operating revenues and volumes, tell us whether such increase were the result of additional staff or increases in salaries and benefits or a combination of both and quantify such reasons.

Revenue Recognition, page 89

4.   We note your response to prior comment 3 where you indicate that the "DSTHS hosting arrangements are not significant since there have not been any meaningful new DSTHS software license sales in connection with a hosting arrangement during the period that DST has owned the DSTHS business (since April 29, 2005)." Our comment, however, was not limited to software license sales included in hosting arrangements, but rather the intent of the Staff's prior comment was to obtain an understanding of the Company's accounting for hosting arrangements pursuant to the guidance in EITF 00-3. In this regard, it is still not clear how the Company considered such guidance in determining whether your DSTHS hosting arrangements are service contracts or whether such arrangements include software and accordingly should be accounted for under SOP 97-2. Please explain. Also, tell us the amount of revenues earned from these arrangements in fiscal 2005 and 2006.

5.   With regards to the information in your response to prior comment 3 as it relates to the AWD customers, please explain the following:

- Please explain further how you applied the guidance in EITF 00-3 in concluding that for the AWD customers that are on a monthly workstation/seat basis, the Company considers such hosting arrangements to be service contracts. Do these customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and is it feasible to run the software either on its own hardware or on a third-party's hardware? If so, then how did you determine these contracts are not within the scope of SOP 97-2? Tell us the amount of revenues recognized for these arrangements for each period presented.
- You indicate that eleven customers licensed the software for an upfront fee and later decided to take advantage of the cost efficiencies of having the Company host the software. Tell us what you mean by the data processing services were contracted for "significantly after" the initial license arrangement. Also, tell us how you considered TPA 5100.39 in determining that these contracts should not be considered as one multiple element

arrangement. Tell us the amount of license revenues and hosting revenues recognized from these contracts for each period presented.

- It appears that you use the price charged to these eleven customers as your basis for establishing VSOE for hosting services in limited situations where the customer licenses the software and hosting arrangement contemporaneously. Please confirm. Also, tell us what you mean by "limited situations" and tell us the amount of revenues recognized from bundled arrangements for each period presented.

Note 3. Significant Transactions

Asurion Corporation, page 95

6.   We note your response to prior comment 5. With regards to such information, please provide the following:

- Your response indicates that the Company engaged a valuation firm to help it determine the $287 million fair value of DST lock\line and the value of the Company's initial investment in Asurion. Please tell us the methods and significant assumptions used in determining such values. Also, provide a breakdown of the fair values of lock\lines assets and liabilities at the time of the merger and tell us how such values compare to the carrying value of such assets and liabilities at December 31, 2005.

- Tell us how you determined the allocation of the $174.8 million excess of the Company's investment in Asurion to its pro-rate share of Asurion's equity of (a) $44.6 million to definite lived intangible assets of Asurion and (b) $130.2 million to goodwill. Tell us the specific intangible assets that you related this difference to and their respective useful lives.

- We note that $19 million of the deferred gain will not be amortized unless there is a triggering event. Tell us what impact, if any, the transaction with a private equity firm as disclosed in your May 26, 2007 Form 8-K will have on this portion of the deferred gain. Also, tell us if this transaction will have any impact on the amortization period for the $12.5 million of deferred gain.

Note 5. Investments, page 101

7.   In your response, you assert that DST frequently monitors its status as an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 ("1940 Act"). Section 3(a)(1)(C) defines an "investment company" as any issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."[1] You state that DST's consolidated financial

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[1]   For a definition of the term "investment securities, see Section 3(a)(2) of the 1940 Act.

statements are "not meaningful" to an assessment of whether DST is an investment company, in part because DST reports the value of its operating assets based on historical cost instead of current fair value.

You state that DST's management monitors the company's status under Section 3(a)(1)(C) frequently, and that based on such monitoring, management is "comfortable that the value" of its investment securities as a percentage of total assets (net of cash items and Government securities) on an unconsolidated basis "is substantially less than 40%." Please provide us with management's current estimate of this percentage with a brief discussion explaining how that percentage was calculated.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Item 4. Controls and Procedures, page 34

8.   Your conclusion that your disclosure controls and procedures as of March 31, 2007 were effective is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act… is recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer…is accumulated and communicated to the issuer's management…as appropriate to allow timely decision regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Other

9.   We note your disclosures in the Company's response letter where you indicate the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States. Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief